Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Fixed Charges:
Interest expense	$225,772	$197,965	$161,339	$147,511	$114,476
Capitalized interest	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	5,614	5,318	5,047	3,624	2,028
Total Fixed Charges	231,386	203,283	166,386	151,135	116,504

Earnings Available for Fixed Charges:
Pretax loss from continuing operations	(409,121)	(275,957)	(278,756)	(238,146)	(120,921)
Distributed equity income of affiliated companies	—	—	—	—	—
Add: Fixed Charges	231,386	203,283	166,386	151,135	116,504
Total earnings available for fixed charges	$(177,735)	$(72,674)	$(112,370)	$(87,011)	$(4,417)
Earnings for the period were insufficient to cover fixed charges by the following amounts:	(409,121)	(275,957)	(278,756)	(238,146)	(120,921)
Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest

(2)	NM - Not meaningful